UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Celyad SA

Annual Shareholders’ Meeting

On May 7, 2018, Celyad SA (the “Company”) held an Annual Shareholders’ Meeting. The meeting minutes and other documentation pertaining to this Shareholders’ Meeting can be consulted at the Company’s website.

Exhibits 99.1 and 99.5 of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737). The information contained in this Form 6-K, including Exhibits 99.2, 99.3 and 99.4 hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit	Description

99.1	Minutes for the Annual Shareholders’ Meeting of Celyad SA held on May 7, 2018 (English translation)

99.2	Convening Notice for the Annual Shareholders’ Meeting of Celyad SA held on May 7, 2018 (English translation)

99.3	Information Concerning the Rights of Shareholders of Celyad SA for the Annual Shareholders’ Meeting of the registrant held on May 7, 2018 (English translation)

99.4	Curriculum Vitae of Hilde Windels, proposed member of the board of directors of Celyad SA

99.5	Warrant Plan 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: May 11, 2018	By:	/s/ Patrick Jeanmart
Patrick Jeanmart Chief Financial Officer